Earnings Conference Call 2Q25

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

Strong volumes and cash cost already on a downward trend

suzano

Sales Volume

Pulp:
3.3 million tons
(vs. 2.7 million tons 1Q25 and 2.5 million tons 2Q24)

Paper and packaging[1]:
348 thousand tons
(vs. 329 thousand tons 1Q25 and 270 thousand tons 2Q24)

Pulp Inventory:
Flattish vs. 1Q25

Operating Performance

Adjusted EBITDA:
R$6.1 billion
(vs. R$4.9 billion 1Q25 and R$6.3 billion 2Q24)

Operating Cash Generation[2]:
R$4.1 billion
(vs. R$2.6 billion 1Q25 and R$4.5 billion 2Q24)

Cash cost ex-downtimes:
R$832/ton
(vs. R$859/ton 1Q25 and R$828/ton 2Q24)

Financial Management

Liquidity[3] :
US$5.9 billion
(vs. US$5.0 billion 1Q25 and US$6.4 billion 2Q24)

Net debt:
US$13.0 billion
(vs. US$12.9 billion 1Q25 and US$12.0 billion 2Q24)

Leverage[4] :
3.1x in US$
(vs. 3.0x in 1Q25 and 3.2x in 2Q24)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

2,217 (163) 2,054 1,533 534 430 552 (24) (66) 534 406 486 6,050 5,824 6,215 6,057 764 356 220 1,340 Paper Sales¹ (‘000 ton) Average Net Price ($/ton) 2Q24 1Q25 2Q25 178 161 173 92 79 99 89 76270 329 348 2Q24 1Q25 2Q25 LTM 2Q25 Brazilian operations (domestic) 4 Paper Adjusted EBITDA and EBITDA Margin² R$ MM Consolidated (R$/ton) EBITDA Margin (%) 1 Excluding Consumer Goods. ² Excluding impact of Mgmt. LTI; 2Q24: -R$5/ton; 1Q25: -R$44/ton; 2Q25: -R$27/ton; LTM 2Q25: -R$32/ton 2Q24 1Q25 1,976 1,790 2,029 (272) (859) 34% 18% 2Q25 21% 24% LTM 2Q25 LTM 2Q25 PAPER AND PACKAGING BUSINESS Higher EBITDA driven by sales volumes increase and lower costs from Brazilian operations. US operations mainly impacted by planned maintenance downtime. US operations Brazilian operations (R$/ton) R$ MM Brazilian operations (exports) 1,460 1,505 1,429 US operations (US$/ton) Brazilian operations R$/ton R$/ton US operations

701 556 555 3,368 Average FX 5,537 4,254 5,378 589 2,545 2,651 3,269 PULP BUSINESS Sales Volume (‘000 ton) 2Q24 1Q25 2Q25 11,838 LTM 2Q25 Average Net Price – Export Market ($/ton) Adjusted EBITDA and EBITDA Margin (%) 21,059 2Q24 1Q25 2Q25 R$5.21 R$5.85 R$5.67 Strong sales and EBITDA growth, enabled by higher production volumes and effective commercial execution 5 2,176 1,605 1,645 R$ MM R$/ton Margin % 3,657 3,253 3,146 US$ R$ 60% 49% 52% 53% R$5.72 1,779 2Q24 1Q25 2Q25 LTM 2Q25 LTM 2Q25

189 337 356 333 336 (31) 2Q24 1 Wood 5 Input (10) Fixed Cost (8) Energy 16 FX 179 (39) 2Q25 828 832 0% 190 363 356 340 336 1Q25 (3) Wood (1) Input 179 (39) 2Q25FX (6) Energy (5) Fixed Cost (11) 859 832 (34) -3% PULP BUSINESS Pulp Cash Cost – 2Q25 vs. 1Q25 (ex-downtimes – R$/ton) Pulp Cash Cost – 2Q25 vs. 2Q24 (ex-downtimes – R$/ton) 6 Cash cost decline with improved operational efficiency, also benefited by FX tailwind Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

3.8 0.5 0.8 1.6 1.6 2.9 9.41.3 0.8 5.93.5 3.1 3.03.2 3.0 3.1 7 Mar/25Jun/24 Jun/25 Stand-by facilities Leverage (Net debt/Adjusted EBITDA LTM) Liquidity 6M25 2026 2027 2028 2030 onwards2029 Finnvera2 FINANCIAL MANAGEMENT 44% 69% 58% 55% 74% 72% In R$ In US$ Average Cost (in US$): 5.0% p.a. Average Term: 74 months Amortization Schedule (US$ billion) Cash on hand (49% in US$) % of debt in fixed rate (US$)3 Leverage ratio affected by y-o-y drop in pulp prices. Strong balance sheet provides resilience through the cycle. 1Include derivative adjustments, leasing payments, income taxes, among other. | 2Finnvera credit lines. | 3Considers the portion of debt with currency swaps for foreign currency. Adjusted EBITDA LTM and Net Debt (US$ billion) 4.3 4.2Adjusted EBITDA LTM 12.9 Net Debt Mar. 2025 1.1 Adjusted EBITDA 0.6 Total Capex 0.2 Working Capital 0.2 Accrued Net Interest 0.2 Others¹ 13.0 Net Debt Jun. 2025

73% FX gap coverage Notional @ Jun/25: US$6.8 billion Current portfolio – ZCC Cash flow hedging even better positioned to the current FX scenario FINANCIAL MANAGEMENT Financial Results - 2Q25 (R$ billion) -1.1 3.4 1.9 0.0 0.1 4.4 0.6 Effects related to cash flow hedge Net interest over debt ∆ FX on debt in US$ ∆ MtM of debt hedges ∆ MtM of cash flow hedges Effects related to debt management Others1-0.5 1 Includes: other financial income and expenses, capitalized interests, other foreign exchange variations and other hedges (commodities and embedded) Cash adjustments of debt hedges Cash adjustments of cash flow hedges 6.06 6.05 6.16 6.28 6.41 5.25 5.26 5.36 5.44 5.53 2Q24 3Q24 4Q24 1Q25 2Q25 Put (average) Call (average) 8

Looking ahead… 2Q25 Investor Day 2025 SP 11.Dec.25 • C-Level presentation • Q&A • SITE VISIT: Mogi das Cruzes mill o JV with K-C: Clean team already in place with focus on Closing and D+1. o Cash production cost decline reaffirmed for 2H25. o Suzano Packaging US operations with positive EBITDA as from 3Q25. (Tissue unit acquired from K-C in 2023) o Company’s agenda fully focused on higher competitiveness, JV with K-C and deleveraging 9

Q&A 2Q25 Investor Relations ir.suzano.com.br ri@suzano.com.br